UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED SCHEDULE 13D/A

(Amendment No. 2)
Under the Securities Exchange Act of 1934 NATION ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

632383 105
(CUSIP Number)

copy to: John Hislop PO Box 7814 Ringwood, UK BH24 9FF Telephone: 011-44-7928-367315
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	632383 105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Privateer Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,487,300
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
2,487,300
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,487,300 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.53% based on 16,020,000 common shares outstanding as of March 17, 2015
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.  Security and Issuer

This Statement relates to shares of common stock with $0.001 par value per share of Nation Energy, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at, RPO 60610 Granville Park, Vancouver, BC  V6H 4B9.

Item 2.  Identity and Background

(a)	Name:

Privateer Capital Corporation (“Privateer” or the “Reporting Person”)

(b)	Residence or business address:

Berry Knoll, Coach Hill Lane, Burley Street, Hants, BH24 4HN, UK

(c)	Privateer is a private company incorporated pursuant to the laws of British Virgin Islands.

(d)	Privateer, nor its directors and officers, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)
Privateer, nor its directors and officers, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Between February 11, 2015 and March 16, 2015, Privateer acquired an aggregate of 385,300 shares of the Issuer on the open market as follows:

Date	Quantity	Price
02/11/2015	20,000	$0.05
02/23/2015	5,000	$0.10
02/24/2015	20,000	$0.205
02/24/2015	25,000	$0.20
02/24/2015	25,000	$0.197
02/24/2015	47,283	$0.2351
02/24/2015	10,000	$0.17
02/24/2015	5,000	$0.17
02/24/2015	20,000	$0.15
02/25/2015	50,000	$0.3083
02/25/2015	22,500	$0.3171
02/25/2015	7,717	$0.318
02/26/2015	35,000	$0.30
02/26/2015	25,000	$0.2999
02/26/2015	7,500	$0.318
02/27/2015	12,400	$0.3080
03/06/2015	5,000	$0.30
03/09/2015	5,275	$0.27
03/12/2015	1,300	$0.270
03/13/2015	1,500	$0.270
03/16/2015	12,900	$0.200
03/16/2015	12,000	$0.250
03/16/2015	1,925	$0.270
03/16/2015	8,000	$0.0250
TOTAL	385,300

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes, but may transfer or sell such securities as necessary and in accordance with applicable securities laws.

As of the date hereof, except as described above, the Reporting Person does not have any plans or proposals which relate to or would result in:

•	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

•	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	Any material change in the present capitalization or dividend policy of the Issuer;

•
Any other material change in the issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

•
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
The aggregate number and percentage of common stock of the Issuer owned by Privateer is 2,487,300 shares, or approximately 15.53% of outstanding common stock of the Issuer, based on 16,020,000 shares of common stock outstanding as March 17, 2015.

(b)	Privateer has the sole dispositive power to vote or direct the vote, and to dispose or direct the disposition of 2,487,300 shares of common stock of the Issuer.

(c)	The response to Item 3 is responsive to this Item.

(d)	Not applicable

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2015	PRIVATEER CAPITAL CORPORATION /s/ Barbara Peat ______________________________ Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).